Exhibit 99.1



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Published: 16:27 09.06.2005 GMT+2 /HUGIN /Source: Stolt-Nielsen S.A. /OSE: SNI/
ISIN: LU0062738231

Stolt-Nielsen Transportation Group Orders Four 44,000 Deadweight Ton Parcel Tankers

London, England - June 9, 2005 - Stolt-Nielsen Transportation Group (SNTG), a subsidiary of Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI), announced today that it has signed an agreement with ShinA Shipbuilding Co. Ltd. of South Korea for four 44,000 deadweight ton (dwt) parcel tankers, with delivery scheduled to begin in the second quarter of 2008. The aggregate price for the four ships is expected to be just under $230 million.

Each ship will be equipped with 29 fully coated tanks and will be built to IMO 2 specifications, providing the additional segregations and cleaning capacity required to transport vegetable oils and chemicals. The ships have higher deadweight capacity than those built by SNTG in its last round of newbuildings in the late 1990s, complementing SNTG's current high-end all stainless steel fleet. The ships will replace tonnage currently scheduled for withdrawal from SNTG's fleet.

SNTG's purchase decision followed a rigorous analysis of its tonnage-replacement requirements, global economic factors, and the outlook for the chemical tanker market. The selection of ShinA followed a thorough review of potential quality shipyards worldwide.

Otto H. Fritzner, Chief Executive Officer of SNTG, said, "The purchase of these ships is an important component of SNTG's overall fleet replacement strategy. We are committed to ensuring that SNTG has the right size and quality fleet to reliably and efficiently meet the supply-chain needs of our valued customers worldwide, while also enabling us to capitalize on the strong growth opportunities in our markets. Given the tight shipbuilding market, we were pleased with ShinA's delivery schedule, the earliest currently available in today's market for this type of ship."

"The addition of ships with this profile gives SNTG increased capacity in two of our key markets-specialty chemicals and veg oils-and also provides trading flexibility in other expanding markets, such as commodity chemicals," Fritzner added.

About Stolt-Nielsen S.A.

Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality turbot and Southern bluefin tuna. The Company also owns 25% of Marine Harvest, the world's largest aquaculture company.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which we operate; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products we transport; prevailing market rates for the transportation services we offer and the fish products we sell; the cost and feasibility of maintaining and replacing our older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; Stolt-Nielsen S.A.'s relationship with significant customers; the impact of negative publicity; environmental

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challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; the impact of laws and regulations; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

Contacts:
Richard M. Lemanski
USA 1 203.625.3604
rlemanski@sntg.com

Valerie Lyon
UK 44 20 7611 8904
vlyon@stolt.com

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